Third Quarter and Nine Months Ended September 30, 2003 Earnings Jacques ESPINASSE Senior Executive Vice President and Chief Financial Officer

This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risk: that the estimated levels of cash-flow and revenues stated will not be realized; that the synergies and other benefits associated with certain transactions will not be materialized; that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction and maturity extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described in the presentation; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; that Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain copies of such documents free of charge at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, and expressly disclaims any obligation, to provide updates or revise any forward- looking statements. Important Legal Disclaimer

VU and Vodafone increased their cooperation in France: Coordination in the development, and rollout of new products and services, including Vodafone live! and development of operational synergies, Simplification of Cegetel Groupe structure, Payment of quarterly dividends from 2004 and liquidity arrangement. Signature of an agreement with General Electric for the combination of NBC and Vivendi Universal Entertainment. Issuance of €605 million of bonds exchangeable into ordinary shares of Sogecable: €29.32 per bond, 35% premium over reference price of €21.72 per Sogecable share 1.75% margin and redemption at maturity in October 2008 Events since September 24, 2003

VU-Vodafone: a Win-Win Agreement Create synergies in development and procurement Simplify structure by merging Transtel, Cofira and SFR into Cegetel Groupe, to be renamed "SFR" Dividends will be paid quarterly beginning in 2004 In addition, VU to have access to available cash pro rata to its shareholding from the merged entity through a cash pooling agreement, up to a limit of €250 million Merged Cegetel Groupe into SFR resulting in at least €400 million one-time benefit Continuing conversations to develop structure to utilize remaining net operating losses.

NBC Universal

- **VU has agreed to combine Vivendi Universal Entertainment with NBC to create NBC Universal.**
  - Deal value: VUE $14 billion; NBCU ~ $43 billion
  - VU to receive ≈$3.3 billion in cash
  - VUE shareholders to receive 20% of NBCU
  - VU to deconsolidate $1.7 billion in debt

- **Closing expected in 1H 2004**
  - Next steps
    - Regulatory review – Including FTC and EC
    - FCC review
    - Opportunity to hold discussion with InterActiveCorp
    - Defeasance of the preferred A shares
    - Consent from Bond holders – already achieved

5

VIVENDI UNIVERSAL

December 2, 2003 – unaudited

For a reconciliation of net income (loss) to adjusted net income (loss) please refer to the table in the supplementary schedules attached to the December 2, 2003 Third Quarter earnings press release. Proportionate cash flow from operations excludes minority interests The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. Actual numbers Very encouraging results... Third Quarter 2003 Performance Overview

First 9 Months of 2003 Performance Overview For a reconciliation of net income (loss) to adjusted net income (loss) please refer to the table in the supplementary schedules attached to the December 2, 2003 Third Quarter earnings press release. Proportionate cash flow from operations excludes minority interest s The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. Actual numbers

Consolidated Third Quarter 2003 Income Statement This illustrative consolidated income statement presents the accounting of Veolia Environnement and Vivendi Universal Publishing (VUP) assets sold in 2002 and 2003 using the equity method from January 1, 2003.

Consolidated Nine Months Ended Sept. 30, 2003 Income Statement This illustrative consolidated income statement presents the accounting of Veolia Environnement and Vivendi Universal Publishing (VUP) assets sold in 2002 and 2003 using the equity method from January 1, 2003.

Canal+ Group UMG VU Games VUE SFR/Cegetel Maroc Telecom Holding Other** 9 months 2002 PF -20 185 37 884 1206 315 -254 -333 9 months 2003 378 -38 -110 692 1515 457 -213 -114 Details by business (pro forma at actual exchange rates): SFR / Cegetel Maroc Telecom UMG VUE Canal+ Group VU Games Holding 70%*/56% 35% 86% 92% 100% 99% 100% In € million, French GAAP Note: The % of economic interest is provided for informational purposes only. The reported numbers are 100% consolidated. *As of January 23, 2003, VU holds a 70% interest in Cegetel Groupe (compared to 44% as of Dec. 31, 2002), representing 56% of SFR (compared to 35% as of Dec. 31, 2002). **Others include VTI, Internet, VUP's remaining assets and Vivendi Valorisation Total Group Pro Forma operating income up 27% at actual exchange rates Up 32% on constant currency basis First Nine Months 2003 Pro Forma Operating Income 2002 PF 2003 2020 2566 2,020 2,567 9 months 2002 PF 9 months 2003 PF 70%*/56% 35% 92% 86% 100% 99% 100% Other** 100% 100% Up 20% in US GAAP, on a standalone basis, PF and $ million $583 $700

First Nine Months 2003, Adjusted Net Income (non GAAP) As presented in the December 2, 2003 press release

4Q 2002 1Q 2003 2Q 2003 3Q 2003 4Q 2003 1Q 2004 2Q 2004 3Q 2004 4Q 2004 Assumptions as of Sept. 24, 2003 (if VE is sold) 5 1.8 3.9 3.2 3.4 2.6 3.4 3.5 3.7 Put on 16% of Maroc Tel. Liquidity Available End of Quarter at VU SA Level (Cash + undrawn credit lines, in € billion) BSkyB Exchangeable (€1.5bn) VU Convertible (€1.7bn) Asset Divestitures +€2bn Asset Divestitures NBC-VUE Transaction ^ €3bn, before debt repayment 5.0 1.8 3.9 3.2 3.7 Liquidity Forecast Update With disposal of 20.4% stake in Veolia Environnement Actual Estimated Actual Numbers Assumption as of December 2, 2003 3.4 2.6 3.4 3.5

Overview of Net Debt Position June 30, 2002 Dec. 31, 2002 June 30, 2003 Sept. 30, 2003 Dec. 31, 2003 June 30, 2004 Dec. 31, 2004 Est 18.8 12.3 13.7 12.8 13 5 Ouest 16.1 4 Veolia Environnement net debt 34.9 18.8 Net Debt Expected Evolution (in Euro billion) 16.3 12.3 13.7 ^ 5.0 Pro Forma for the acquisition of 26% of Cegetel Groupe in January 2003 12.8 ^13

The Group Reiterates its 2003 Guidance (1) Numbers are Pro Forma, except Adjusted Net Income, which is actual.

Business Performance

Canal+ Group: 3rd quarter 2003 Performance

3rd quarter 2003

in € million - French GAAP	3rd quarter ended September 30, 2003	3rd quarter ended September 30, 2002 pro forma	Pro forma Growth 2002/2003
Revenue	969	1,144	-15%
Operating Income	133	32	316%
Operating Margin	14%	3%	+ 11 points

9 months 2003

in € million - French GAAP	9 months ended September 30, 2003	9 months ended September 30, 2002 pro forma	Pro forma Growth 2002/2003
Revenue	3,184	3,442	-7%
Operating Income / (loss)	378	(20)	na
Operating Margin	12%	-1%	+13 points

3rd quarter comments

Revenue down 15%:

- At constant scope, **revenue increased 3%**
- Pay TV France up 3%:
  - Strong performances at CanalSatellite and MediaOverseas
- StudioCanal up 16%

Operating Income positive, up 316%:

- Pay TV France, operating income up 89%:
  - Canal+ premium channel subscribers recruitment up for the 1st time for the last 7 years thanks to the new program line-up
  - Good performances at CanalSatellite and Thematic channels
- StudioCanal: breakeven
  - Good operating performances and general cost-reduction plan in place since the beginning of the year.

2003 Guidance

- Revenue to be flat at constant scope, double digit decrease due to scope changes
- Operating income >€150 million (normalized operating income of approx. €90 million)
- Positive Cash flow from operations

December 2, 2003 – unaudited

16

Music: 3rd quarter 2003 Performance Revenue down 9% at constant currency: Music market continues to decline Major sellers in the 3rd quarter: Bad Boys 2 OST, Limp Bizkit, Mary J. Blige, Sting, Nickelback Operating Income down to €4 million: Lower sales and higher proportion of distributed label and joint venture activity, partially offset by, Lower marketing, overhead and catalogue amortization expenses Third quarter 2003 2003 Guidance Revenue down at constant currency Operating income will continue to be below 2002 due to market environment and restructuring actions. Cash flow from operations to decrease 9 months 2003 3rd quarter comments

Vivendi Universal Games: 3rd quarter 2003 Performance Revenue down 39% at constant currency Key launches were Simpsons Hit and Run, Warcraft III expansion pack in Europe, Homeworld 2, Bounty Hunter, Buffy Chaos Bleeds and Crash V, compared with a stronger line-up in 2002 (Warcraft III in Europe, The Thing ...) Pricing pressures and discounting in N.A. Operating income decreased from €(2) million to € (58) million Decline in revenue Significantly higher price protection and returns Additional royalty expenses partially offset by lower operating expenses 3rd quarter 2003 2003 Guidance Revenue to be down due to the weakness of the $ and weaker release schedule Operating performance to remain depressed in the fourth quarter Cash flow from operations to be down due to the $ weakness and lower revenue 9 months 2003 3rd quarter comments

Vivendi Universal Entertainment: 3rd Quarter 2003 Performance Revenue up 13% at constant currency: Universal Picture Group up 38% Theatrical successes of American Wedding and Seabiscuit, Rundown and Johnny English Stronger home video revenues Universal Television: Universal Television Networks up 5%: Ad sales growth and increased subscriber revenues Universal Television's Production up 4%: strong performance of Law and Order franchise and increased volume of cable production Operating Income down 25% in $ and US GAAP: Universal Pictures Group down 22%: Higher film and marketing costs associated with the release of strong summer slate Universal Television Universal Television's Production up 9%: higher sales of classic television library programming and lower overhead costs Universal Television Network down 11%: increased investment in original and acquired programming 3rd quarter 2003 *Pro forma basis as if the InterActiveCorp entertainment assets had been consolidated from January 1st, 2002 and the results of Universal Studios' international television networks had been reported by Vivendi Universal Entertainment instead of Canal+ Group. Excel.Sheet.8 Excel.Sheet.8 2003 Guidance Revenue up slightly in dollars Constant operating income margin in US GAAP and US dollars Cash flow from operations >20% excluding tangible assets disposal 9 months 2003 3rd quarter comments

SFR/Cegetel: 3rd Quarter 2003 Performance SFR/Cegetel: 3rd Quarter 2003 Performance Revenue up 8%: Mobile, up 10% to €1.7bn: Strong growth of customer base Favorable customer mix: 56.9% post paid customer versus 51.3% in 3Q 2002 Post paid customer base up 20% vs 3Q 2002 Fixed and others, down 7% to €200 million: Unfavorable impact of early 2003 fixed to mobile voice price decrease Unfavorable traffic mix Operating Income up 15%: Mobile, up 10% to €536 million despite some one-time costs linked to the launch of new services and other adverse non-recurring items Fixed and other losses from €(27) million to €(5) million partly due to favorable non-recurring items 3rd quarter 2003 2003 Guidance Revenue: approximately 5% Operating income growth >30% Cash flow from operations flat due to higher capex 9 months 2003 3rd quarter comments

Maroc Telecom: 3rd Quarter 2003 Performance Maroc Telecom: 3rd Quarter 2003 Performance Revenue flat at constant currency: Mobile: Revenue up 8%. 5 million customers Fixed activities: Revenue slightly down due to lower national voice traffic and international incoming traffic 1.1 million customers Operating Income up 62% at constant currency: Efficient control of overhead costs and payroll Lower bad debt costs Mobile: lower acquisition costs 3rd quarter 2003 2003 Guidance Revenue flat in euros Operating income: good improvement in margins Cash flow from operations to increase 9 months 2003 3rd quarter comments

Details on Third Quarter and Nine Months 2003 Accounts

Note: The % is provided for information purposes only. The reported numbers are 100% consolidated. * As of January 23, 2003, VU holds a 70% interest in Cegetel Groupe (against 44% as of Dec. 31, 2002), representing 56% of SFR (against 35% as of Dec. 31, 2002). ** The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp in May 2002 and the disposal of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. Additionally, the results of Universal Studio international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group. This reclassification has no impact on the total result of Vivendi Universal. Third Quarter 2003 Segment Revenues

Third Quarter 2003 Segment Operating Income Note: The % is provided for information purposes only. The reported numbers are 100% consolidated. * As of January 23, 2003, VU holds a 70% interest in Cegetel Groupe (against 44% as of Dec. 31, 2002), representing 56% of SFR (against 35% as of Dec. 31, 2002). ** The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp in May 2002 and the disposal of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. Additionally, the results of Universal Studio international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group. This reclassification has no impact on the total result of Vivendi Universal.

Note: The % is provided for information purposes only. The reported numbers are 100% consolidated. * As of January 23, 2003, VU holds a 70% interest in Cegetel Groupe (against 44% as of Dec. 31, 2002), representing 56% of SFR (against 35% as of Dec. 31, 2002). ** The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp in May 2002 and the disposal of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. Additionally, the results of Universal Studio international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group. This reclassification has no impact on the total result of Vivendi Universal. Nine Months 2003 Segment Revenues

Nine Months 2003 Segment Operating Income Note: The % is provided for information purposes only. The reported numbers are 100% consolidated. * As of January 23, 2003, VU holds a 70% interest in Cegetel Groupe (against 44% as of Dec. 31, 2002), representing 56% of SFR (against 35% as of Dec. 31, 2002). ** The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp in May 2002 and the disposal of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. Additionally, the results of Universal Studio international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group. This reclassification has no impact on the total result of Vivendi Universal.

Canal+ Group UMG VU Games VUE SFR/Cegetel Maroc Telecom Holding Other** 3Q 2002 PF 32 16 -2 230 460 111 -67 -152 3Q 2003 133 4 -58 197 531 174 -59 -26 Details by business (pro forma at actual exchange rates): SFR / Cegetel Maroc Telecom UMG VUE Canal+ Group VU Games Holding 70%*/56% 35% 86% 92% 100% 99% 100% In € million, French GAAP Note: The % of economic interest is provided for information purposes only. The reported numbers are 100% consolidated *As of January 23, 2003, VU holds a 70% interest in Cegetel Groupe (compared to 44% as of Dec. 31, 2002), representing 56% of SFR (compared to 35% as of Dec. 31, 2002) **Others include VTI, Internet, VUP's remaining assets and Vivendi Valorisation Total Group Pro Forma operating income up 43% at actual exchange rates Up 40% on constant currency basis Third Quarter 2003 Pro Forma Operating Income 2002 PF 2003 628 896 628 896 3rd quarter 2002 PF 3rd quarter 2003 PF 70%*/56% 35% 92% 86% 100% 99% 100% Other** 100% 100% Down 25% in US GAAP, on a standalone basis, PF and $ million $217 $163

Third Quarter 2003, Adjusted Net Income (non GAAP) As presented in the December 2, 2003 press release

Exceptional Items: €144 €481 Disposal of Telepiu (reversal of provision) €22 €220 Disposal of Express/Expansion - €104 Gain related to the increase in capital of Sogecable: €72 €72 Disposal of Comareg - €42 Disposal of International Telecom assets - €36 Other disposals €50 €7 Taxes: €(212) €(845) Current/non-recurring Taxes on current income €(212) €(798) Taxes on asset sales € 0 €(47) P&L Details - 3rd Quarter and First 9 Months of 2003 In € million - French GAAP 3Q 9 months

IR Team Eileen McLaughlin IR Director eileen.mclaughlin@groupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Alexandra Fichelson Associate Director alexandra.fichelson@groupvu.com Edouard Lassalle Associate Director edouard.lassalle@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.12.33 daniel.scolan@groupvu.com For any updated financial or business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com New York 800 Third avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16